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CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Retalix USA
(818) 789-0100                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com
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FOR IMMEDIATE RELEASE

        Casey's Completes 1,000th Store Installation of Retalix Solutions

Dallas, TX, May 17, 2005 -- Retalix Ltd. (Nasdaq: RTLX) announced today that Casey's General Stores, one of the nation's largest convenience store chains, has rolled out the Retalix StorePoint suite of applications to over 1,000 of its stores.

With 11,000 installations in 25 countries, Retalix StorePoint is the leading software solution for operators of convenience stores, fueling stations and quick service restaurants worldwide. The StorePoint suite includes integrated applications of Point of Sale, Front Office, Back Office, Fuel, and PriceBook management.

Casey's General Stores has aggressively rolled out StorePoint with Retalix PocketOffice, an award-winning application designed to bring flexibility and low cost to mobile computing.

 "Retalix StorePoint software have proven to increase operational efficiencies by providing an easy-to-use interface for cashiers, minimal training, standardized pricing, and better control of inventory, while Retalix PocketOffice provides direct store delivery check in," said Brad Heyer, Casey's Vice President - Information Systems.

"Casey's serves as a great example of a company that leverages technology to improve operating results and the customer shopping experience. We are proud to deliver solutions that provide Casey's with the necessary functionality, architecture and flexibility to achieve these goals. We are positive that Casey's will continue to derive great benefits from our solutions for its future growth," said Barry Shaked, CEO of Retalix Ltd.

About Casey's General Stores
Founded in 1968, Casey's General Stores are self distributing and have 1,349 store locations in Iowa, Illinois, Missouri, Kansas, Nebraska, South Dakota, Minnesota, Wisconsin and Indiana. Casey's General Stores are headquartered in Ankeny, Iowa and employ over 13,000 people.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Retalix's web site at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisitions of IDS and TCI, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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